Exhibit (a)(11)

To Our Stockholders:

On behalf of the Board of Directors of Matrixx Initiatives, Inc. (the “Company”), I am pleased to inform you that on December 14, 2010, the Company agreed to be acquired by Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), and Wonder Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Parent, and Purchaser. Parent and Purchaser are both affiliates of and controlled by H.I.G. Capital, LLC, a Delaware limited liability company. On December 22, 2010, Purchaser commenced a cash tender offer (the “Offer”) to purchase all outstanding shares of common stock of the Company, par value $0.001, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, between the Company and Corporate Stock Transfer, Inc. (the common stock shares, together with the rights, referred to as the “Shares”), at a price of $8.00 per share in cash without interest (less any applicable withholding taxes) (“Offer Price”).

Neither the Offer nor the Merger (defined below) is subject to a financing condition. Simultaneously with the execution of the Merger Agreement, H.I.G. Bayside Debt & LBO Fund II, L.P., an affiliate of H.I.G. Capital, LLC (the “Sponsor Fund”), provided a commitment letter to Parent, obligating the Sponsor Fund to provide funds to Parent sufficient to permit Parent and Purchaser to pay the consideration in the Offer, and provided a limited guarantee in favor of the Company, guaranteeing the due and punctual performance of all obligations of Parent and Purchaser under the Merger Agreement, subject to the terms of the letter and the limited guarantee, respectively.

Unless subsequently extended, the tender offer is scheduled to expire at 11:59 p.m., New York City time, on January 24, 2011. As more fully set forth in the Merger Agreement, the obligation of Parent and Purchaser to consummate the Offer is subject to customary conditions, including but not limited to, (a) that a majority of the outstanding Shares (determined on a fully-diluted basis) shall have been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Tender Condition”); (b) that there has occurred no change in recommendation by the Company Board; and (c) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Following the successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each issued and outstanding Share, other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their subsidiaries, and Shares held by stockholders who properly demand appraisal rights, will be converted into the right to receive the Offer Price.

The Board of Directors of the Company has unanimously (i) determined that each of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

A copy of the Company’s solicitation/recommendation statement is enclosed. It contains additional information relating to the Offer and the Merger, including a description of the reasons for the Board of Directors’ recommendations described above. Also enclosed are Purchaser’s Offer to Purchase, dated December 22, 2010, a letter of transmittal for use in tendering your Shares and other related documents. These documents set forth the terms and conditions of the Offer. We urge you to read the enclosed information and consider it carefully before tendering your Shares.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

/s/ William Hemelt President and Chief Executive Officer	Matrixx Initiatives, Inc. 8515 E. Anderson Drive Scottsdale, Arizona 85255